December 2, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

Re:	EFCAR, LLC

Amendment No. 1 to Registration Statement on Form SF-3

Filed November 4, 2016

File No. 333-213381 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of EFCAR, LLC (the “Registrant”) and in response to the letter (the “Comment Letter”), dated November 16, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission to Jason Grubb, we submit Amendment No. 2 to the above-referenced Registration Statement on Form SF-3 (“Amendment No. 2”). This submission is marked to show changes from Amendment No. 1 to the Registration Statement on Form SF-3 that was filed on November 4, 2016.

The numbered paragraphs below set forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrant’s responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 2, copies of which are being provided to you, via courier.

Prospectus Cover

1.	We note your response to prior comment 2. We also note the description of the hedge agreement on the cover page of which states “[The issuing entity will enter into a hedge agreement with [hedge counterparty] for the purpose of providing an additional source of funds for payments on the notes.]” The phrase “additional source of funds for payments on the notes” implies that the hedge agreement would provide credit enhancement in accordance with Item 1114 of Regulation AB. Please revise this description to clarify that the hedge agreement would be a derivative that is used to alter the payment characteristic of the cash flow from the issuing entity in accordance with Item 1115 of Regulation AB.

We have revised the disclosure on the cover page to address this comment.

Katherine Hsu

December 2, 2016

The Sponsor’s Automobile Financing Program

Credit Underwriting, page 57

2.	We note your response to prior comment 13. We disagree with the part of your response indicating that the materiality threshold for disclosure under Regulation AB is ten percent of the pool. The item requirements to which you refer are unrelated to the disclosure requested by our prior comment 13, and the Commission has consistently stated that materiality is judged from the standpoint of a reasonable investor and whether there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision. However, we note that your revisions to the prospectus in addition to the response in the first paragraph imply that the electronic contracts are originated under the same criteria as all other contracts, although the manner in which the contracts are created (i.e., electronically) and stored in an electronic vault may be different than for non-electronic contracts. Please confirm to us that the electronic contracts are originated under the same criteria as what you have disclosed in the prospectus in the registration statement.

We confirm that electronic contracts are originated under the same criteria as disclosed in the prospectus in the registration statement.

3.	We note the revised disclosure you provided in response to prior comment 14 – in particular, you state that “a proprietary scoring model was developed internally based on a pooled sample of recently originated auto loans obtained from the credit bureaus.” We also note that you have indicated that the model is based on “key factors that predict an applicant’s probability of paying the amount due under the contract,” but no explanation of those factors has been provided. We do not believe this adequately describes the credit scoring model, which, as we previously noted, you are using to provide investors with quantitative tabular information. The disclosure about the model should enable investors to assess the tabular information you have provided about the credit quality for the contracts in the pool. Please revise.

We have revised the disclosure on page 57 to clarify the primary factors considered in determining Exeter’s proprietary credit score.

4.	We also note your response states that the corresponding language in the form of prospectus remains under review by Exeter. Please tell us when the language is no longer under review.

The disclosure is no longer under review by Exeter.

Katherine Hsu

December 2, 2016

Loan Servicing, page 58

5.	We note that you added bracketed language in this section that disclosure is under review by Exeter. Please tell us when the disclosure is no longer under review.

The disclosure is no longer under review by Exeter. We have revised the disclosure on page 58 to remove the bracketed language mentioned above.

Katherine Hsu

December 2, 2016

Sincerely,

/s/ Jason Grubb

Jason Grubb
Chief Executive Officer

cc:	Walter Evans, Esq.

John P. Keiserman, Esq.